Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of April, 2006

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC. (Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar São Paulo, SP, Brazil 01317-910 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM		SEQUENTIAL PAGE NUMBER

1.	Notice for the convening of an Ordinary and Extraordinary General Meeting, April 12, 2006	3

3rd Quarter 2005

ITEM 1
ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Listed Company

CNPJ nº 33.256.439/0001-39

Notice for the convening of an

ORDINARY AND EXTRAORDINARY GENERAL MEETING

The Shareholders of Ultrapar Particapões are hereby convened for an Ordinary and Extraordinary General Meeting to be held on April 27, 2006 at 3:00 p.m. at Company Headquarters, located at Av. Brigadeiro Luís Antônio, N.º 1343 - 9º andar, in the City and State of São Paulo, with the purpose of deliberating on the following Orders of the Day:

At Ordinary General Meeting:

1.	To examine and approve the management report, financial statements and balance sheet, referring to the year ending December 31, 2005, supported by a report from the Independent Auditors;

2.	To ratify the approval of the capital budget for the year 2006, in accordance with the decision by the Board of Directors on February 15, 2006;

3.	To decide on the destination of net earnings for the year, with the ratification of dividends referring to this financial period, already distributed and paid;

4.	To elect the members of the Fiscal Council and set their remuneration levels;

5.	To elect the members of the Board of Directors and set management remuneration;

At Extraordinary Meeting:

1.	Alteration and ratification of the Company Bylaws:

	•	With the aim of better reflecting that authorized by Brazilian Corporate Law, to alter Article 35, Paragraph 1, to contain the following terms:

	•	Article 35, Paragraph 1, where it states “In addition to the annual balance sheet for the period, the Company may further draw up semi-annual balance sheets or still, at any time, special balance sheets, and the Board of Directors may, upon approval of the Annual General Meeting, declare interim dividends, to be allocated to the accumulated profits or profit reserve accounts, subject to the provisions of paragraph 1, article 204 of Law No. 6.404/76.” " this shall be replaced by “In addition to the annual balance sheet for the period, the Company may further draw up semi-annual balance sheets or still, at any time, special balance sheets, and the Board of Directors may, upon approval of the Annual General Meeting, declare interim dividends, to be allocated to the accumulated profits or profit reserve accounts existing at the time when the last annual or semi-annual balance sheet was published.”

•	To ratify the revision of Article 25, Paragraph 3, in accordance with the statutory consolidation dated July 20, 2005, as follows: “The prior approval of the Board of Directors shall be required for the performance of acts that might result in acquisition, disposal, swap and encumbrance of real property, offer of collateral or personal guarantees, taking out of loans or waiver of rights the amount of which be in excess of three percent (3%) of the Company’s net worth.”

We hereby announce that the minimum percentage of the voting capital necessary for requesting a multiple vote, for the election of members of the Board of Directors, is 5% (five percent) of the voting capital, according to CVM Instruction Nº 282/98.

Holders of nominative shares that are held in collective custody, in order to participate at the Ordinary General Shareholders Meeting, must provide a shareholder position statement a minimum of two days ahead of the Meeting date, showing the respective shareholding, supplied by the custodial body. The shareholder’s position as the holder of common shares shall be proven by verification of the company share registry.

Shareholders may be represented at the General Meeting, by proxy constituted less than a year before, be they a shareholder, company manager, lawyer, financial institution or investment fund manager, who represents the holders of the funds under management, the presentation of the respective power of attorney being required, which must be deposited at Company Headquarters, with the Investor Relations Department by 5:30 p.m. on April 25, 2006. Failure to do so will result in the proxy being unable to exercise his or her power of attorney.

São Paulo, April 7, 2006.

PAULO GUILHERME AGUIAR CUNHA
Chairman of the Board

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPAR HOLDINGS INC.
Date:	April 12, 2006

		By:	/s/ Fábio Schvartsman

			Name:	Fábio Schvartsman
			Title:	Chief Financial and Investor Relations Officer

(Notice for the convening of an Ordinary and Extraordinary General Meeting, April 12, 2006)